SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                OAKLEY, INC.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                               673662 10 2
                               (CUSIP Number)

                                Donna Gordon
                                Oakley, Inc.
                                  One Icon
                      Foothill Ranch, California 92610
                              (714) 951-0991
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              with a copy to:

                           Jeffrey H. Cohen, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                    Los Angeles, California  90071-3144
                               (213) 687-5000

                               September 10, 1997
          (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-
     1(b)(3) or (4), check the following box:         ___
                                                     /  /
                                                     ---



     CUSIP No. 673662 10 2           13D

     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          James Jannard

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      ___
                                                  (a)/  /
                                                     ---
                                                      ___
                                                  (b)/  /
                                                     ---

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          PF

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /
                                                     ---

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      36,560,000
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
      OWNED BY EACH REPORTING           :      -0-
      PERSON WITH                       :
                                        : (9)  SOLE DISPOSITIVE POWER
                                        :      36,560,000
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :     POWER
                                        :      -0-

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,560,000

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                    ___
                                                     /  /
                                                     ---

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          51.7%

     (14) TYPE OF REPORTING PERSON*
          IN



     ITEM 1.   SECURITY AND ISSUER

               This Statement on Schedule 13D (the "Schedule 13D") relates to shares of the common stock, $.01 par value per share ("Shares"), of Oakley, Inc., a Washington corporation (the "Company"). The principal executive offices of the Company are located at One Icon, Foothill Ranch, California 92610.

     ITEM 2.   IDENTITY AND BACKGROUND

               (a) This statement is being filed by James Jannard (the "Reporting Person").

               (b) The Reporting Person's business address is Oakley, Inc., One Icon, Foothill Ranch, California 92610.

               (c) The Reporting Person's present principal occupation is that of President and Chairman of the Board of Directors of the Company. The Company's principal business is the manufacture and sale of high-performance sunglasses. The Company's address is One Icon, Foothill Ranch, California 92610.

               (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f)  The Reporting Person is a citizen of the United
     States.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The Reporting Person is the founder of the Company and has reported his ownership interest in the Company on Schedule 13G since the Company's initial public offering in August 1995. The Reporting Person is filing this Schedule 13D because his purchase on September 10, 1997, together with all other purchases of Shares during the immediately preceding 12 months, exceeded two percent of the outstanding Shares of the Company as disclosed in its June 30, 1997 Form 10-Q. This Schedule 13D relates to the purchases during the last 12 calendar months.

               The aggregate amount of funds required by the Reporting Person to purchase the 2,000,000 Shares acquired directly by him during the last 12 months was $19,944,418.75. The funds used to purchase such Shares were obtained from the Reporting Person's personal funds.

     ITEM 4.   PURPOSE OF TRANSACTION

               The Reporting Person acquired the Shares for purposes of investment. On September 15, 1997, the Reporting Person announced that he intends to purchase up to an additional
     1,000,000 Shares from time to time in the open market, subject to market conditions.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) The Reporting Person is the beneficial owner of the 36,560,000 Shares, or approximately 51.7% of the Shares outstanding.

               (b) The Reporting Person has sole voting and dispositive power with respect to the 36,560,000 Shares beneficially owned by him.

               (c) The Reporting Person effected the following open market purchases of Shares during the past 60 days:

           Date of       Amount of           Price
           Transaction   Securities Involved per Share
           9/10/97         1,500             $11.375
           9/10/97        48,500              11.4375
           9/10/97        50,000              11.50
           9/10/97         1,000              11.375
           9/10/97        59,500              11.4375
           9/10/97        39,500              11.5625
           9/10/97       100,000              11.5625
           9/10/97         4,000              11.625
           9/10/97         7,000              11.75
           9/11/97       210,000              11.50
           9/11/97       309,000              11.4375

               (d)  Not applicable.

               (e)  Not applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The Reporting Person does not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               Not applicable.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 18, 1997

                                     /s/ JAMES JANNARD
                                     ____________________
                                    James Jannard